Liberated Syndication Inc.
5001 Baum Blvd., Suite 770
Pittsburgh PA 15213
Phone: 412.621.0902

September 20, 2019

Division of Corporation Finance
Office of Telecommunications
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Liberated Syndication Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 14, 2019
File No. 000-55779

Liberated Syndication Inc., a Nevada corporation (the “Company” or “Libsyn”), hereby provides responses to comments issued in a letter dated September 17, 2019 (the “Staff’s Letter”) regarding the Company’s above-referenced Form 10-K for Fiscal Year Ended December 31, 2018.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm, page 38

1.
The Public Company Accounting Oversight Board (“PCAOB”) has revoked the registration of your auditor for fiscal year 2017, Gregory & Associates, LLC. You can find a copy of the order on the PCAOB’s website at https://pcaobus.org/Enforcement/Decisions/Documents/105-2019-018-Gregory.pdf. As this auditor is no longer registered with the PCAOB, you may not include audit reports or consents in your filings with the Commission on or after the date of deregistration. If an auditor who is not currently registered with the PCAOB audited a year that you are required to include in your filings with the Commission, you should have a firm that is currently registered with the PCAOB re-audit that year.

RESPONSE: The Company acknowledges that it may not include the audit reports or consents of an auditor in its filings with the Commission on or after the date of deregistration of such auditor by the PCAOB and would have a firm that is currently registered with the PCAOB re-audit that year for any subsequent filings requiring such reports or consents regarding fiscal year 2017.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Busshaus

John Busshaus
Chief Financial Officer